Exhibit 99.1

NanoVibronix Issues Letter to Shareholders

ELMSFORD, N.Y., May 18, 2023 (Business Wire) — NanoVibronix, Inc., (NASDAQ: NAOV), a medical device company that produces the UroShield®, PainShield® and WoundShield® Surface Acoustic Wave (SAW) Portable Ultrasonic Therapeutic Devices, today issued a letter to shareholders from its Chief Executive Officer, Brian Murphy, providing a review of the first quarter 2023 and recent business developments.

To Our Shareholders:

NanoVibronix is committed to our strategic vision of commercializing our distinct and effective therapies, which we believe enable healthcare providers to treat patients in need, fill a void in the market and have the potential to increase value for our shareholders. We are focused on several areas, which we believe will have a substantial impact on our growth and product adoption. Our products continue to deliver impressive results with high patient satisfaction.

Our ongoing efforts to obtain full approval from the Centers for Medicare & Medicaid Services (“CMS”) with acceptable terms is now in its fourth year. In the last cycle, our application for full approval was not approved due to a lack of ‘life-cycle’ testing, which was required by CMS. We immediately engaged an independent testing laboratory, Carmel Labs, to conduct the testing. The testing was intended to satisfy the requirement for a three-year life expectancy with consideration to our patient use criteria. We submitted the final report with our application to CMS in March 2023. The report provided the required information the regulatory agency was seeking. As a result, CMS has invited NanoVibronix to a public meeting to present our findings and to answer CMS’s questions, which is scheduled to be held on June 1, 2023. We are hopeful for a favorable outcome to this extraordinarily long and laborious process. If successful, we expect such outcome will open several opportunities that have stalled due to the lack of Medicare reimbursement.

Reimbursement is currently approved in the Veterans Health system and several Worker’s Compensation segments. Our sales continue to grow in both segments, and we are in the process of adding sales resources where we believe are appropriate.

We continue to make progress in two international markets where full reimbursement is being considered. This, again, is expected to significantly enhance our opportunities in these two key markets.

We expect that two additional UroShield studies will be initiated in 2023, one in the U.K. and one in the U.S. The market opportunities for UroShield are plentiful, and as such, we are hopeful that contribution from this product will increase over time as we continue with our marketing initiatives and initiate our ‘Gold Standard’ study with a major U.S. university.

In the U.K., we continue to leverage our contract with NHS Supply Chain. We continue to make progress towards communicating the need and viability of our Uroshield product. Our new UK distributor, Peak Medical, continues to aggressively pursue market opportunities throughout the country.

Q1 Financial Results

We recorded revenues of $354,000 for the quarter ended March 31, 2023 with an operating loss of $1.1 million. We started to receive orders for our Painshield Plus product in Q1. On our balance sheet for the quarter ended March 31, 2023, we had $1.5 million of cash and inventory in excess of $2.2 million.

A look ahead:

We remain focused on driving profitable growth by expanding and increasing our distribution and licensing channels, nurturing relationships with new and existing accounts and engaging consumers through a variety of creative mediums. Today, we have initial distribution agreements in place, a solid manufacturing partner and the necessary working capital to meet existing and anticipated demand.

We continue to negotiate for sector-specific private label agreements. This strategy is intended to develop long lasting, profitable, forecastable revenue. Covid-19 interupted our momentum, but we believe that we are on track to aggressively push these discussions forward.

In the near-term, we are primarily focused on achieving the following milestones:

●	Supplementing distribution in both VA and Worker’s Compensation channels

●	Identifying and initiating a U.S. contract manufacturer to increase capacity with a parallel source to finished product

●	Capitalizing on the new NHS supply contract through our UK distributor

●	Adding market segment specific distribution for PainShield in the US

●	Finalizing a private label partnership for PainShield in the US

Thank you for your continued support. We are optimistic for a promising 2023.

Kind regards,

Brian Murphy

Chief Executive Officer

About NanoVibronix, Inc.

NanoVibronix, Inc. (NASDAQ: NAOV) is a medical device company headquartered in Elmsford, New York, with research and development in Nesher, Israel, focused on developing medical devices utilizing its patented low intensity surface acoustic wave (SAW) technology. The proprietary technology allows for the creation of low-frequency ultrasound waves that can be utilized for a variety of medical applications, including for disruption of biofilms and bacterial colonization, as well as for pain relief. The devices can be administered at home without the assistance of medical professionals. The Company’s primary products include PainShield® and UroShield®, which are portable devices suitable for administration at home without assistance of medical professionals. Additional information about NanoVibronix is available at: www.nanovibronix.com.

Forward-looking Statements

This press release contains “forward-looking statements.” Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Forward-looking statements are not guarantees of future performance, are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control, and cannot be predicted or quantified; consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) market acceptance of our existing and new products or lengthy product delays in key markets; (ii) negative or unreliable clinical trial results; (iii) inability to secure regulatory approvals for the sale of our products; (iv) intense competition in the medical device industry from much larger, multinational companies; (v) product liability claims; (vi) product malfunctions; (vii) our limited manufacturing capabilities and reliance on subcontractor assistance; (viii) insufficient or inadequate reimbursements by governmental and/or other third party payers for our products; (ix) our ability to successfully obtain and maintain intellectual property protection covering our products; (x) legislative or regulatory reform impacting the healthcare system in the U.S. or in foreign jurisdictions; (xi) our reliance on single suppliers for certain product components, (xii) the need to raise additional capital to meet our future business requirements and obligations, given the fact that such capital may not be available, or may be costly, dilutive or difficult to obtain; (xiii) our conducting business in foreign jurisdictions exposing us to additional challenges, such as foreign currency exchange rate fluctuations, logistical and communications challenges, the burden and cost of compliance with foreign laws, and political and/or economic instabilities in specific jurisdictions; and (xiv) market and other conditions. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company’s filings with the Securities and Exchange Commission (SEC), including the Company’s Annual Report on Form 10-K and its Quarterly Reports on Form 10-Q. Investors and security holders are urged to read these documents free of charge on the SEC’s web site at: http://www.sec.gov. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events, or otherwise, except as required by law.

Investor Contacts:

Brett Maas, Managing Principal, Hayden IR, LLC

brett@haydenir.com

(646) 536-7331

SOURCE: NanoVibronix, Inc.